

Mail Stop 3561

December 14, 2017

Via E-mail
Erfan Kazemi
Chief Financial Officer
Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
Canada V6C3A6

      Re: **Sandstorm Gold Ltd.**
              Form 40-F for Fiscal Year Ended December 31, 2016
              Filed March 39, 2017
              File No. 001-35617

Dear Mr. Kazemi:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.2
Summary of Annual Results, page 15
Summary of Annual Results, page 17

1. Please reconcile attributable gold equivalent ounces sold to gold ounces sold on a consolidated basis and for each segment. In doing so, also present each non-gold product sold as a separate reconciling item, so that your overall product mix is more transparent.

<u>Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015, page 20</u>

2. Please disclose with quantification the business reasons for material changes between periods in:
    *   the consolidated statement of income (loss) line items presented on page 44 and
    *   each segment's operating results presented on page 76, including separate discussions of Other Royalties, Other and Corporate as well.

    As a part of your revised consolidated and segment disclosures, also quantify and discuss the business reasons for any material changes between periods in revenues by product.

<u>Consolidated Financial Statements</u>
<u>Note 15. Segmented Information, page 75</u>

3. Please disclose your revenues by product (e.g., gold, silver, copper, diamonds, etc.) for each period presented. Please also disclose geographic information related to your revenues and non-current assets. Refer to paragraphs 32 and 33 of IFRS 8. Also, disclose the types of amounts included in the operating results and total assets for both the Other and the Corporate line items.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at (202) 551-3398 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining